FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares (ADSs) of GlaxoSmithKline plc (the Company).

On 31 December 2014, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company through the annual reinvestment of dividends paid throughout 2014; calculated using an average price of £13.84 per Ordinary Share and $42.91 per ADS:

Non-Executive Director	Ordinary Shares	No. of ADSs
Sir Christopher Gent	6,385.452
Prof Sir Roy Anderson	1,003.260
Dr Stephanie Burns		865.991
Stacey Cartwright	256.043
Lynn Elsenhans		308.422
Judy Lewent		208.239
Sir Deryck Maughan		2,181.125
Dr Daniel Podolsky		1,577.774
Tom de Swaan	1,389.497
Jing Ulrich		98.139
Hans Wijers	76.661

The Company and the Non-Executive Directors were informed of these allocations on 5 January 2015.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 05, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc